UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For: AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2003

AND NEWS RELEASES DATED FEBRUARY 24, 2004 AND MARCH 2, 2004

COMMISSION FILE NUMBER: 000-29614

TRIANT TECHNOLOGIES INC.

 (Exact name of Registrant as specified in its charter)

20 TOWNSITE ROAD, 2ND FLOOR

NANAIMO, BRITISH COLUMBIA

CANADA V9S 5T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Reports and Consolidated Financial Statements of

TRIANT TECHNOLOGIES INC.

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

MANAGEMENT’S REPORT

To the Shareholders of

Triant Technologies Inc.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with Canadian generally accepted accounting principles.

Management is responsible for the integrity of these financial statements.  Financial statements generally include estimates which are necessary when transactions affecting the current accounting year cannot be finalized with certainty until future years.  Based on careful judgements by management, such estimates have been properly reflected in the accompanying financial statements.

Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

The external auditors conduct an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and generally accepted auditing standards in the United States of America in order to express their opinion on these consolidated financial statements.  These standards require that the external auditors plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control.  The Board exercises this responsibility through the Audit Committee of the Board.  This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

(Signed) Robert Heath

(Signed) Mark A. Stephens

Robert Heath

Mark A. Stephens

Chief Executive Officer

Chief Financial Officer and Corporate Secretary

Nanaimo, Canada

Nanaimo, Canada

January 30, 2004

January 30, 2004

AUDITORS’ REPORT

To the Shareholders of

Triant Technologies Inc.

We have audited the consolidated balance sheets of Triant Technologies Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Chartered Accountants

Vancouver, Canada

January 30, 2004

TRIANT TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

December 31

(Expressed in Canadian Dollars)

2003	2002

Assets

Current
Cash and cash equivalents	$ 7,354,044	$ 10,523,062
Short-term investments (Note 3)	-	1,918,977
Accounts receivable, net
Trade (net of allowance for doubtful accounts: 2003 and 2002-$Nil)	3,002,297	1,209,722
Other	7,814	6,511
Prepaid expenses and deposits	144,878	137,310
Inventory (Note 3)	257,520	-

Total current assets	10,766,553	13,795,582
Property, plant and equipment (Note 3)	552,964	517,211

Total assets	$ 11,319,517	$ 14,312,793

Liabilities

Current
Accounts payable	$ 873,824	$ 187,449
Accrued liabilities (Note 3)	1,235,999	1,717,069
Deferred revenue	464,500	873,436

Total current liabilities	2,574,323	2,777,954

Commitments (Note 8)

Shareholders’ equity

Capital stock (Note 4)
Preferred shares
Authorized: 100,000,000 without par value
Issued and outstanding: 2003 and 2002 – Nil
Common shares
Authorized: 100,000,000 without par value
Issued and outstanding: 2003 and 2002 – 41,402,675	36,208,578	36,208,578
Deficit	(27,463,384)	(24,673,739)

Total shareholders’ equity	8,745,194	11,534,839

Total liabilities and shareholders’ equity	$ 11,319,517	$ 14,312,793

Approved by the Board of Directors:

(Signed) Robert Heath

(Signed) David L. Baird

Robert Heath, Director

David L. Baird, Director

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31

(Expressed in Canadian Dollars)

2003	2002	2001

Revenue
Licenses and products	$ 5,574,111	$ 6,107,578	$ 4,050,614
Services and maintenance	1,001,169	439,499	189,741

	6,575,280	6,547,077	4,240,355
Cost of revenue	1,471,876	1,975,695	1,519,254

Gross margin	5,101,404	4,571,382	2,721,101

Operating expenses
Research and development	4,036,648	5,785,109	4,876,154
Selling, general and administrative	3,152,509	3,448,619	3,295,862

7,189,157	9,233,728	8,172,016

Loss from operations	(2,087,753)	(4,662,346)	(5,450,915)
Interest and other (expense) income (Note 2 (k))	(701,892)	331,109	987,677

Net loss for the year	$ (2,789,645)	$ (4,331,237)	$ (4,463,238)

Loss per common share	$ (0.07)	$ (0.10)	$ (0.11)

Weighted average number of common shares outstanding	41,402,675	41,492,242	41,524,504

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31

(Expressed in Canadian Dollars)

Common Shares	Treasury Stock

Shares	Amount	Shares	Amount	Deficit	Total

Balance at January 1, 2001	41,442,175	$ 36,267,337	-	$ -	$(15,879,264)	$ 20,388,073
Issued for cash
Share purchase warrants	15,000	13,500	-	-	-	13,500
Share Incentive Plan, options	110,000	60,500	-	-	-	60,500
Net loss for the year	-	-	-	-	(4,463,238)	(4,463,238)

Balance at December 31, 2001	41,567,175	36,341,337	-	-	(20,342,502)	15,988,835
Issued for cash
Share Incentive Plan, options	25,000	13,750				13,750
Purchase of common shares	-	-	(189,500)	(146,509)	-	(146,509)
Cancellation of common shares	(189,500)	(146,509)	189,500	146,509	-	-
Net loss for the year	-	-	-	-	(4,331,237)	(4,331,237)

Balance at December 31, 2002	41,402,675	36,208,578	-	-	(24,673,739)	11,534,839
Net loss for the year	-	-	-	-	(2,789,645)	(2,789,645)

Balance at December 31, 2003	41,402,675	$ 36,208,578	-	$ -	$(27,463,384)	$ 8,745,194

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

(Expressed in Canadian Dollars)

2003	2002	2001

Operating activities
Net loss for the year	$ (2,789,645)	$ (4,331,237)	$ (4,463,238)
Items not affecting cash
Accrued interest in short-term investments	(7,195)	(23,457)	(144,682)
Gain on sale of short-term investments	-	(56,084)	-
Amortization	177,098	161,414	549,937
Changes in operating assets and liabilities (Note 5)	(2,262,597)	113,328	269,057

Net cash used in operating activities	(4,882,339)	(4,136,036)	(3,788,926)

Financing activities
Common shares issued for cash, net of issue costs	-	13,750	74,000
Acquisition of treasury stock	-	(146,509)	-

Net cash (used in) provided by financing activities	-	(132,759)	74,000

Investing activities
Net acquisition of short-term investments	-	(1,897,420)	(2,015,543)
Net proceeds from disposition of short-term investments	1,926,172	2,218,209	-
Acquisition of property, plant and equipment	(212,851)	(265,902)	(275,676)

Net cash provided by (used in) investing activities	1,713,321	54,887	(2,291,219)

Net cash outflow	(3,169,018)	(4,213,908)	(6,006,145)
Cash and cash equivalents, beginning of year	10,523,062	14,736,970	20,743,115

Cash and cash equivalents, end of year	$ 7,354,044	$ 10,523,062	$ 14,736,970

Cash and cash equivalents are comprised of:
Cash	$ 3,671,838	$ 7,927,754	$ 4,021,917
Cash equivalents	3,682,206	2,595,308	10,715,053

$ 7,354,044	$ 10,523,062	$ 14,736,970

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The Company provides innovative software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. The core technology of the Company is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, the Company has developed ModelWare, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. The Company also provides legacy products and services for other industries.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reflect the significant accounting policies outlined below.  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except as discussed in Note 9.

(a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated upon consolidation.

(b)

Foreign exchange

The Company’s functional currency is the Canadian dollar.  The accounts of the Company and its subsidiaries are expressed in Canadian dollars.   Monetary assets and liabilities denominated in other than the Canadian dollar are translated into Canadian dollars at the exchange rates in effect at the balance sheet dates.  Other balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates.  Translation gains and losses relating to monetary items are included in operations.

(c)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented.  Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies.  Actual results may differ from those estimates.

(d)

Cash and cash equivalents

The Company invests certain of its excess cash in cash equivalents which are highly liquid money market instruments with an original maturity of 90 days or less.

(e)

Short-term investments

The Company invests certain of its excess cash in short-term investments.  Short-term investments consist of investment grade securities which are capable of prompt liquidation and are carried at the lower of cost plus accrued interest and quoted market value.

(f)

Inventory

Inventory is valued at the lower of cost and estimated net realizable value.

(g)

Research and development costs

Research costs are expensed when incurred.  Development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product.  No development costs have been capitalized as at December 31, 2003 and 2002.

(h)

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Computer hardware and software

30% per annum declining balance basis

Furniture and equipment

20% per annum declining balance basis

Leasehold improvements

straight-line over the lesser of the lease term

   and useful life of the improvements

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.  During the years ended December 31, 2003 and 2002, no impairment of property, plant and equipment was identified by the Company.

(i)

Fair value of financial instruments

The Company has financial instruments which include cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities.  The carrying value of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximates fair value at December 31, 2003 and 2002.

(j)

Concentration of credit risk, economic dependence and related party transactions

The Company currently derives revenue primarily from customers in the semiconductor industry.  These customers are geographically dispersed and the Company closely monitors credit granted to each customer.  Therefore, credit risks are considered to be minimal.  Revenue for the year ended December 31, 2003 includes $5,731,521 (87.2%) from sales to three customers (December 31, 2002 - $5,428,603 (82.9%) from sales to three customers; and December 31, 2001 - $3,521,358 (83.1%) from sales to four customers).  Revenue for the years ended December 31, 2003, 2002 and 2001 includes $Nil, $1,216,961 and $532,980, respectively, from a related party.  The Company invests its excess cash principally in money market funds and investment grade securities.  The company has established guidelines relative to diversification and maturities that maintain safety and liquidity.  All short-term investments were sold during the year (Note 3 (a)).

(k)

Price risk

The Company undertakes transactions denominated in foreign currencies (mainly in United States dollars and British pounds) and as such is exposed to price risk due to fluctuations in foreign exchange rates.  During the years ended December 31, 2003 - 100.0% ($6,575,058);  December 31, 2002 - 99.8% ($6,536,566); and December 31, 2001 - 85.8% ($3,636,464) of the Company’s revenue was denominated in United States dollars.  During the years ended December 31, 2003 - 0.0% ($222); December 31, 2002 - 0.2% ($10,511); and December 31, 2001 - 14.2% ($603,121) of the Company’s revenue was denominated in British pounds.  At December 31, 2003 - 100% ($3,002,297) and December 31, 2002 -  98.6% ($1,199,211) of total accounts receivable were denominated in United States dollars.  At December 31, 2003 - 0% ($0) and December 31, 2002 - 0.9% ($10,511) of total accounts receivable were denominated in British pounds.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  Interest and other for the year ended December 31, 2003 includes $878,246 of foreign exchange losses (December 31, 2002 - $15,142 of foreign exchange gains;  and December 31, 2001 - $202,762 of foreign exchange losses).

(l)

Revenue recognition

The Company’s revenue is derived from the following sources:

(i)

Licences, products, and services

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement.  Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.  Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services.  If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.  The Company’s agreements with its customers, value-added resellers and distributors do not contain product return rights.

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company’s products.  Revenues from services are recognized as services are performed.

Where the Company enters into arrangements which require customization of hardware bundled with software, the Company recognizes revenue upon delivery and acceptance by the customer where the fee is fixed or determinable and collection is reasonably assured. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided that services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria.  In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met.  Deferred revenue on sales to distributors is recorded net of direct commissions paid.

(ii)

Maintenance

Revenue related to maintenance agreements for supporting and maintaining the Company’s products is recognized ratably over the term of the agreement, generally one year.  Where the Company enters into arrangements for the sale of software licenses and maintenance, the Company accounts for such transactions as multiple element arrangements and allocates the consideration received to each element, based on vendor specific objective evidence of the price charged for elements separately. As a result, revenues recognized from maintenance and license agreements may vary depending on the allocation determined by the Company.

(m)

Cost of revenue

Cost of revenue consists primarily of commissions, salaries and benefits, travel, allocated overhead costs, freight and brokerage and other costs directly associated with revenue.

(n)

Warranty

A provision for potential warranty claims is provided for at the time that the sale is recognized, based on warranty terms, and prior experience and is included in cost of sales.

(o)

Stock-based compensation

The Company adopted the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services.  The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method.

(p)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(q)

Loss per common share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the “treasury stock” method.  Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is antidilutive.  The Company had a net loss for all years presented herein; therefore, none of the options and warrants outstanding during each of the periods presented were included in the computation of diluted loss per share as they were antidilutive.

(r)

Comparative figures

Comparative figures have been reclassified, where applicable, to conform to the current year’s presentation.

3.

BALANCE SHEET DETAILS

(a)

Short-term investments

2003	2002

Book Value	Market Value	Book Value	Market Value

Commercial paper	$ -	$ -	$ 1,918,977	$ 1,918,977

(b)

Inventory

2003	2002

Work in progress	$ 134,520	$ -
Finished goods	123,000	-

$ 257,520	$ -

(c)

Property, plant and equipment

2003	2002

Cost	Accumulated Amortization	Net Book Value	Net Book Value

Computer hardware and software	$ 962,584	$ 501,827	$ 460,757	$ 429,554
Furniture and equipment	114,515	48,824	65,691	71,915
Leasehold improvements	139,297	112,781	26,516	15,742

$ 1,216,396	$ 663,432	$ 552,964	$ 517,211

(d)

Accrued liabilities

2003	2002

Compensation payable	$ 969,219	$ 1,060,000
Warranty provision	75,000	325,000
Other	191,780	332,069

$ 1,235,999	$ 1,717,069

4.

CAPITAL STOCK

(a)

Private placements

Private placements of securities of the Company, including the Company’s Employee Share Ownership Plan (see Note 4 (b)), are based on market price as approved by the Toronto Stock Exchange.

(b)

Employee share ownership plan

The Company has an Employee Share Ownership Plan (the “ESOP”) Registration Number 0048 under the Province of British Columbia Employee Investment Act. The Province of British Columbia, through its escrow agent, normally holds in escrow for a three-year period shares distributed under the ESOP which are eligible and claimed for a 20% investment tax credit under the Province of British Columbia Employee Investment Act. During the year ended December 31, 2002, a total of 60,405 common shares, issued pursuant to the ESOP during the years ended December 31, 1999, 1998 and 1997, were released as scheduled from escrow.

(c)

Shareholder protection rights plan

Effective February 21, 2003, the Company adopted a Shareholder Rights Plan (the “Rights Plan”).  The Rights Plan is intended to provide the Board of Directors (the “Board”) of the Company and its shareholders with a reasonable period of time to fully consider any unsolicited take-over bid.  It also provides the Board with more time to consider and pursue, if appropriate, other alternatives for the purpose of maximizing shareholder value.  While the Rights Plan took effect immediately, it subsequently received regulatory approval and ratification by the shareholders of the Company on June 19, 2003.  The Rights Plan is in effect for a five year term, with two five year renewal options subject to shareholders’ approval.

(d)

Share purchase warrants

The following table summarizes the status of share purchase warrants at December 31, 2003, 2002 and 2001, and the changes during the years ended December 31, 2003, 2002 and 2001:

2003	2002	2001

Share Purchase Warrants	Number of. Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding, beginning of year	-	$ -	-	$ -	973,805	$ 1.43
Issued	-	$ -	-	$ -	-	$ -
Exercised	-	$ -	-	$ -	(15,000)	$ 0.90
Lapsed	-	$ -	-	$ -	(958,805)	$ 1.44

Outstanding, end of year	-	$ -	-	$ -	-	$ -

(e)

Stock based compensation

(i)

1997 Share incentive plan, as amended

The Company provides for equity participation in the Company by its directors, officers, employees and consultants through the grant of options to purchase common shares of the Company and through the grant of bonuses payable in common shares of the Company, pursuant to its 1997 Share Incentive Plan, as amended.  This plan, as approved by the shareholders, authorizes the directors to grant options and bonus shares within the limitations of this plan and subject to the rules of applicable regulatory authorities.  The exercise price of options granted under this plan is at not less than fair market value as approved by the Toronto Stock Exchange, and the price of bonus shares is at market.  The options generally  may be exercisable for a period of up to five years and generally vest over three years.

At December 31, 2003, the Company had available 1,927,750 shares for future grants of options and no shares for future awards of bonus shares.

The following table summarizes the status of options at December 31, 2003, 2002 and 2001, and the changes during the years then ended:

2003	2002	2001

Options	Number of. Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding, beginning of year	4,479,750	$ 0.93	3,524,250	$ 0.98	1,690,500	$ 0.93
Granted	924,000	$ 0.37	1,500,000	$ 0.86	1,972,500	$ 1.00
Exercised	-	$ -	(25,000)	$ 0.55	(110,000)	$ 0.55
Lapsed	(646,500)	$ 0.77	(519,500)	$ 1.04	(28,750)	$ 1.66

Outstanding, end of year	4,757,250	$ 0.84	4,479,750	$ 0.93	3,524,250	$ 0.98

Exercisable, end of year	3,564,350	$ 0.91	2,794,250	$ 0.94	1,901,750	$ 0.96

The following table summarizes information about options outstanding and exercisable at December 31, 2003:

Exercise price range	Weighted-average remaining years of contractual life	Number of options outstanding	Weighted- average exercise price	Number of options exercisable	Weighted average exercise price

$ 0.26 – 0.65	3.8 years	1,260,000	$ 0.41	557,100	$ 0.41
$ 0.82 – 2.15	1.9 years	3,497,250	$ 1.00	3,007,250	$ 1.00

2.4 years	4,757,250	$ 0.84	3,564,350	$ 0.91

Subsequent to the year ended December 31, 2003, options were granted for 10,000 shares at an exercise price of $0.42 which expire on June 30, 2008, options were exercised for 2,600 shares at an exercise price of $0.325 per share for proceeds of $845 and options lapsed for 95,200 shares at exercise prices ranging from $0.325 to $1.00.

(ii)

When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company’s common shares at the date of grant.  Accordingly, no compensation expense has been recognized for each of the three years in the three year period ended December 31, 2003.  Had compensation expense for the Company’s stock-based compensation plan been determined based on the fair value based method of accounting for all awards granted, the Company’s net loss and loss per common share would have been increased to the pro forma amounts indicated below:

Year ended December 31, 2003	Year ended December 31, 2002

Net loss for the year
As reported	$ (2,789,645)	$ (4,331,237)
Pro forma	$ (3,387,757)	$ (4,918,205)

Loss per common share
As reported	$ (0.07)	$ (0.10)
Pro forma	$ (0.08)	$ (0.12)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 66%, a weighted average annual risk free interest rate of 3.4%, and a weighted average expected life of 2.4 years.  The weighted average fair value of options granted under the 1997 Share Incentive Plan during the year ended December 31, 2003 amounted to $0.16 per share.

5.

CHANGES IN OPERATING ASSETS AND LIABILITIES

The effect on cash flows from changes in operating assets and liabilities for the years ended December 31, 2003, 2002 and 2001 are as follows:

2003	2002	2001

Accounts receivable
Trade	$ (1,792,575)	$ (953,153)	$ 178,152
Other	(1,303)	45,459	(44,859)
Prepaid expenses and deposits	(7,568)	(115,963)	(16,732)
Inventory	(257,520)	-	-
Accounts payable	686,375	(158,886)	128,400
Accrued liabilities	(481,070)	470,009	561,240
Deferred revenues	(408,936)	825,862	(537,144)

$ (2,262,597)	$ 113,328	$ 269,057

6.

SEGMENTED AND OTHER INFORMATION

The Company operates in one segment for developing, marketing, and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology.

Information related to geographical areas is as follows:

2003	2002	2001

Revenue
Asia	$ 4,887,265	$ 2,507,891	$ 2,135,694
United States	905,789	3,686,371	1,164,103
Europe	782,226	352,815	939,788
Canada	-	-	770

$ 6,575,280	$ 6,547,077	$ 4,240,355

The Company attributes revenue among geographical areas based on the location of its customers.  Long-lived assets consist of property, plant and equipment, substantially all of which are located in Canada.

7.

INCOME TAXES

The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rates to the net loss.  The reasons for this difference and the related tax effects are as follows:

2003	2002	2001

Canadian basic statutory tax rate	35.62%	39.62%	45.00%

Expected income tax (recovery)	$ (993,672)	$ (1,716,036)	$ (2,008,457)
Losses producing no current tax benefit	919,300	1,612,780	1,878,783
Other	74,372	103,256	129,674

$ -	$ -	$ -

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes.  Significant components of the Company’s future tax assets and liabilities are as follows:

2003	2002

Future income tax assets
Tax loss carry forwards	$ 5,976,646	$ 6,477,457
Research and development expenses	1,729,003	1,564,240
Book and tax base differences on assets	968,246	783,752
Valuation allowance for future income tax assets	(8,673,895)	(8,825,449)

Net future income tax assets	$ -	$ -

Future income tax liabilities
Book and tax base differences on assets	$ -	$ -

Net future income tax liabilities	$ -	$ -

Due to the uncertainty surrounding the realization of the future income tax assets in future income tax returns, the Company has a 100% valuation allowance against its future income tax assets.

In Canada and as at December 31, 2003, the Company has $16,779,000 of losses for tax purposes available at various dates until 2010, to be carried forward and applied against future income for tax purposes; $840,000 of investment tax credits available at various dates until December 31, 2011, to be carried forward and applied against future taxes payable; and $4,854,000 of unutilized scientific research and experimental development expenditures available to reduce future income for tax purposes.  In the United States and as at December 31, 2003, the Company has US$340,461 of losses for tax purposes available at various dates until 2023.  The potential future tax benefits relating to these items has not been reflected in these consolidated financial statements.

8.

COMMITMENTS

The aggregate minimum future payments under operating leases for the years ended December 31 are as follows:

2004	332,891
2005	233,242
2006	162,065
2007	40,516

9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of these financial statements, conforms in all material respects with U.S. GAAP except as follows:

Statements of operation

2003	2002	2001

Net loss under Canadian GAAP	$ (2,789,645)	$ (4,331,237)	$ (4,463,238)
Consulting expense (a)	-	(6,475)	(21,062)
Severance expense (b)	302,165	-	-

Net loss under U.S. GAAP	$ (2,487,480)	$ (4,337,712)	$ (4,484,300)

Basic and diluted loss per share under Canadian GAAP	$ (0.07)	$ (0.10)	$ (0.11)

Basic and diluted loss per share under U.S. GAAP	$ (0.06)	$ (0.10)	$ (0.11)

(a)

In accordance with the provisions of SFAS No. 123, Accounting for Stock-based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense.  The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred.  During the years ended December 31, 2000 and 1998, the Company issued options to individuals other than employees and directors which under SFAS 123 resulted in consulting expense for the year ended December 31, 2003 of $Nil (2002 - $6,475;  2001 - $21,062).  Under U.S. GAAP, amendments to the terms of options, which extend the expiration date and/or reduce the exercise price, may also result in stock-based compensation expense.

Under SFAS No. 123, options granted to employees are valued at the issuance dates using the Black-Scholes valuation model and the resultant compensation cost is recognized ratably over the vesting period.  Had compensation cost for this item been determined based on the Black-Scholes value at the issuance dates as prescribed by SFAS No. 123, pro forma net loss and basic loss per share would have been as follows:

2003	2002	2001

Net loss under U.S. GAAP
As reported	$ (2,487,480)	$ (4,337,712)	$ (4,484,300)
Employee stock compensation expense included in net loss under Canadian GAAP	-	-	-
Employee stock compensation expense included in net loss under U.S. GAAP	-	6,475	21,062
Additional employee compensation expense under the fair value method	(598,112)	(586,968)	(313,990)

Pro forma net loss under U.S. GAAP	(3,085,592)	(4,918,205)	(4,777,228)

Basic loss per share under U.S. GAAP
As reported	$ (0.07)	$ (0.10)	$ (0.11)
Pro forma basic loss per common share under U.S. GAAP	$ (0.07)	$ (0.12)	$ (0.12)

The weighted average Black-Scholes option-pricing model value of options granted under the 1997 Share Incentive Plan during the years ended December 31, 2003, 2002 and 2001 were $0.16, $0.52 and $0.40, per share respectively.  The Company uses the Black-Scholes option-pricing model to estimate the value of the options at the date of grant using the following weighted average assumptions:

2003	2002	2001

Assumptions:
Volatility factor of expected market price of the Company’s shares	66%	91%	95%
Dividend yield	0%	0%	0%
Weighted average remaining years of contractual life of options	2.4 years	2.9 years	3.4 years
Risk free interest rate	3.4%	4.4%	4.6%

(b)

Under U.S. GAAP, the liability for a cost associated with an exit or disposal activity should be recognized at its fair value when the liability is incurred in accordance with SFAS No. 145, Accounting for Costs Associated with Exit or Disposal of Activities.  Under Canadian GAAP, these costs should be recognized as a liability and expense when the event that obligates the Company occurs.  In the fourth quarter of fiscal 2003, the Company’s management decided to restructure its operations to reduce operating expenses.  The Company reduced its overall headcount and provided affected employees with severance packages.  However, this decision was not communicated to the affected employees until after December 31, 2003.

(c)

Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.  Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.  For all years presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

(d)

Under Canadian GAAP, the Company includes in income, gains and losses resulting from the translation of the accounts of its foreign subsidiary.  Under U.S. GAAP, where an entity’s functional currency is a foreign currency, the translation adjustment resulting from the process of translating the entity’s financial statements into the reporting currency is reported separately as a component of equity.  For all years presented, there is no material difference relating to the translation of the foreign subsidiary’s financial statements under Canadian and U.S. GAAP.

Under Canadian GAAP, the Company includes gains and losses from its foreign currency transactions in operations.  Under U.S. GAAP, a change in exchange rates between the functional currency and the currency in which the transaction is denominated results in a transaction gain or loss that is included in operations, unless the transactions are designated as effective hedges against foreign currency investments or commitments.  For all years presented, there is no difference relating to foreign currency transactions under Canadian and U.S. GAAP.

(e)

Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, the Company would calculate its future income taxes using only enacted tax rates.  This differs from Canadian GAAP which uses substantially enacted tax rates.  Since any change in the carrying value of the Company’s future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Company’s financial position or results of operations.

(f)

Under U.S. GAAP, SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company would have classified its short-term securities as held-to- maturity.  Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment.  For all years presented, there is no effect on the Company’s financial position or results of operations.

(g)

Recent accounting pronouncements

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of this Statement does not have a material impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financing interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003;  however, earlier adoption is permitted.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  In particular, SFAS No. 149  (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133,  (2) clarifies when a derivative contains a financing component,  (3) amends the definition of an underlying derivative to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and  (4) amends certain other existing pronouncements.  SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  Many of those instruments were previously classified as equity.  Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements.  This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Interim Report on its behalf.

TRIANT TECHNOLOGIES INC.

(Signed) Mark Stephens___________________

Chief Financial Officer and Corporate Secretary

Date:  March 2, 2004